SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   -----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 2)(1)

                          The Swiss Helvetia Fund, Inc.
            -------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
            -------------------------------------------------------
                         (Title of Class of Securities)

                                    870875101
            -------------------------------------------------------
                                 (CUSIP Number)

                                February 24, 1999
            -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                  |X|  Rule 13d-1(b)
                  |_|  Rule 13d-1(c)
                  |_|  Rule 13d-1(d)




---------------------

     (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 Pages

----------------------------                         ---------------------------
|   CUSIP NO. 870875101    |          13G            |     Page 2 of 4 Pages   |
----------------------------                         ---------------------------

|--------|---------------------------------------------------------------------|
|   1    |  NAME OF REPORTING PERSON                                           |
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|        |                                                                     |
|        |     President and Fellows of Harvard College                        |
|--------|---------------------------------------------------------------------|
|   2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]  |
|        |                                                            (b) [ ]  |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|   3    |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|   4    |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |                                                                     |
|        |     Massachusetts                                                   |
|-----------------|--------|---------------------------------------------------|
|                 |   5    |  SOLE VOTING POWER                                |
|                 |        |     2,029,500 shares                              |
|     NUMBER OF   |--------|---------------------------------------------------|
|      SHARES     |   6    |  SHARED VOTING POWER                              |
|   BENEFICIALLY  |        |     --                                            |
|     OWNED BY    |--------|---------------------------------------------------|
|       EACH      |   7    |  SOLE DISPOSITIVE POWER                           |
|    REPORTING    |        |     2,029,500 shares                              |
|      PERSON     |--------|---------------------------------------------------|
|       WITH      |   8    |  SHARED DISPOSITIVE POWER                         |
|                 |        |     --                                            |
|------------------------------------------------------------------------------|
|   9    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|        |                                                                     |
|        |     2,029,500 shares                                                |
|--------|---------------------------------------------------------------------|
|  10    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN  [ ] |
|        |  SHARES*                                                            |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  11    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                  |
|        |     8.2%(1)                                                         |
|--------|---------------------------------------------------------------------|
|  12    |  TYPE OF REPORTING PERSON*                                          |
|        |     EP                                                              |
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


(1) Calculated based on 24,642,032 shares outstanding as of December 31, 1998, following a 2:1 stock split effective as of October 16, 1998, as reported by the Issuer in its Annual Report filed with the Securities and Exchange Commission on February 24, 1999.


                                Page 2 of 4 Pages

                                  SCHEDULE 13G
                                  ------------


Item 1(a)    Name of Issuer:
                       The Swiss Helvetia Fund, Inc.

     1(b)    Address of Issuer's Principal Executive Offices:
                       630 Fifth Avenue - Suite 915
                       New York, NY  10111

Item 2(a)    Name of Person Filing:
                       President and Fellows of Harvard College

     2(b)    Address of Principal Business Office or, if none, Residence:
                   c/o Harvard Management Company, Inc.
                       600 Atlantic Avenue
                       Boston, MA  02210

     2(c)    Citizenship:
                       Massachusetts

     2(d)    Title of Class of Securities:
                      Common Stock

     2(e)    CUSIP Number:
                      870875101

Item 3 The reporting person is an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4       Ownership:

     4(a)    Amount beneficially owned:
                       2,029,500 shares

     4(b)    Percent of Class:
                       8.2%, calculated based on 24,642,032 shares outstanding as of December 31, 1998, following a 2:1 stock split effective as of October 16, 1998, as reported by the Issuer in its Annual Report filed with the Securities and Exchange Commission on February 24, 1999.

     4(c)    Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:
                         2,029,500 shares


                                Page 3 of 4 Pages

               (ii) shared power to vote or to direct the vote:
                                    ---------

               (iii)  sole power to dispose or to direct the disposition of:
                                    2,029,500 shares

               (iv) shared power to dispose or to direct the disposition of:
                                    --------

Item 5         Ownership of Five Percent or Less of a Class:
                         Not Applicable.

Item 6         Ownership of More than Five Percent on Behalf of Another Person:
                         Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
               Company:
                         Not Applicable.

Item 8         Identification and Classification of Members of the Group:
                         Not Applicable.

Item 9         Notice of Dissolution of Group:
                         Not Applicable.

Item 10        Certification:

               By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                         PRESIDENT AND FELLOWS OF HARVARD
                                         COLLEGE

                                          By:  /s/ Michael S. Pradko
                                               ---------------------------------
                                               Name:  Michael S. Pradko
                                               Title: Authorized Signatory

March 1, 1999

                                Page 4 of 4 Pages